CEREVEL THERAPEUTICS HOLDINGS, INC.

222 Jacobs Street, Suite 200

Cambridge, MA 02141

VIA EDGAR

December 2, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: David Gessert

Re:	Cerevel Therapeutics Holdings, Inc.

Acceleration Request for Registration Statement on Form S-1

Filed November 25, 2020

File No. 333-250964

Dear Mr. Gessert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cerevel Therapeutics Holdings, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 4, 2020, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling John Mei at (617) 570-1446. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective date and time of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: John Mei, by email to JMei@goodwinlaw.com or by facsimile to (617) 830-0982.

If you have any questions regarding this request, please contact John Mei of Goodwin Procter LLP at (617) 570-1446.

[Signature Page Follows]

Sincerely,

CEREVEL THERAPEUTICS HOLDINGS, INC.

/s/ N. Anthony Coles
N. Anthony Coles
President and Chief Executive Officer

cc:	Kathy Yi, Cerevel Therapeutics Holdings, Inc.

Bryan Phillips, Cerevel Therapeutics Holdings, Inc.

Stuart M. Cable, Goodwin Procter LLP

Arthur R. McGivern, Goodwin Procter LLP

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